UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Danny Keith Maxwell
   One Dell Way
   TX, Round Rock 78682-2244
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   FY '99 ended 1/29/99
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Worldwide Operations Group
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock 1               |      |    |                  |   |           |273399 2           |D     |                           |
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Common Stock                 |      |    |                  |   |           |2705               |I     |Employer 401(k) Plan       |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Nonqualified Stock Optio|$0.813  |     |    |           |   |3    |6/29/|Common Stock|       |       |77658       |D  |            |
ns                      |        |     |    |           |   |     |04   |            |       |       |            |   |            |
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Nonqualified Stock Optio|$1.963  |     |    |           |   |4    |7/24/|Common Stock|       |       |53517       |D  |            |
ns                      |        |     |    |           |   |     |05   |            |       |       |            |   |            |
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Nonqualified Stock Optio|$2.891  |     |    |           |   |5    |7/11/|Common Stock|       |       |96000       |D  |            |
ns                      |        |     |    |           |   |     |06   |            |       |       |            |   |            |
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Nonqualified Stock Optio|$6.669  |     |    |           |   |6    |3/21/|Common Stock|       |       |95598       |D  |            |
ns                      |        |     |    |           |   |     |07   |            |       |       |            |   |            |
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Nonqualified Stock Optio|$18.52  |     |    |           |   |7    |7/18/|Common Stock|       |       |29440       |D  |            |
ns                      |        |     |    |           |   |     |07   |            |       |       |            |   |            |
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Nonqualified Stock Optio|$57.797 |7/17/|A   |22500      |A  |8    |7/17/|Common Stock|22500  |N/A    |22500       |D  |            |
ns                      |        | 1998|    |           |   |     |08   |            |       |       |            |   |            |
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
Explanation of Responses:
1. The information contained in this Form 5 has been adjusted to take into account the two-for-one stock splits paid on March 5 and September 4 of 1998, but has not been adjusted for the one paid on March 6, 1999.
2. 140,951 non-restricted shares and 132,448 restricted shares to vest according to the following schedule: 22,880 shares on 7/24 of 1999 thru 2001, 22,720 shares on 7/24/02, 13,728 shares on 10/03 of 1999 thru 2000 and 13,632 shares on 10/03/01.
3. Exercisable on 6/29/99.
4. Exercisable in accordance with the following schedule: 26,758 shares on 7/24/99 and 26,759 on 7/24/00.
5. Exercisable in accordance with the following schedule: 32,000 shares on 7/11 of each year from 1999 through 2001.
6. Currently exercisable.
7. Exercisacble in accordance with the following schedule: 7,360 shares on 7/18 of each year from 1999 through 2002.
8. Exercisable in accordance with the following schedule: 4,500 shares on 7/17 of each year from 2000 through 2004.